Exhibit 99.01



          Strictly Private & Confidential
          _______________________________

          Messrs.
          Rossi & Partners Ltd.
          10th Floor, Bowater House West
          114 Knightsbridge
          London
          SW1X7LT
          United Kingdom

          For the attention of Mr. Francesco M. Rossi
          ___________________________________________


                                                            30 May 1996

          Dear Sirs:

          Further to our meeting in Manchester on May 23 and 24, the following outlines our agreement with respect to the engagement by United States Filter Corporation ("USF") of Rossi & Partners Ltd. ("R&P") as financial adviser in relation to the possible acquisition of the Process Equipment Division of United Utilities ("UU") which includes the following companies: Envirex, Wallace & Tiernan, General Filter, Edwards & Jones, Asdor, Consolidated Electric and Acumem. R&P agrees to work exclusively on behalf of USF with regard to the below outlined transaction.

          1.   Scope of work

               The tasks undertaken by R&P, in relation to this transaction, may include all or any of the following.

               a. advice on the strategic matters to be addressed in relation to the proposed acquisition;

               b.   advice during the initial discussions with UU;

               c.   advice on the terms and conditions of the transaction;

               d. assistance in the negotiations with the Board of UU and its advisers.

          2.   Remuneration

               In connection with these services, USF agrees to pay an initial retainer of US$20,000, payable on the signing of this letter.  Funds paid to date will be credited against
               the $20,000.
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               In the event USF, herewith intended as USF and or any of its subsidiaries, enters into a definitive agreement to acquire all or parts of UU's Process Equipment Division which subsequently results in an acquisition transaction, USF agrees to pay R&P or a company indicated by R&P, a transaction fee of 1% based on the aggregate transaction value, payable in cash upon closing. It is understood that such fee may be paid by a party other than USF.

               For the purpose of this letter, the term "transaction value" means an amount equal to the sum of any cash consideration paid or the aggregate fair market value of any securities issued.

               USF hereby agrees to pay all disbursements, travel and other outlays or expenses reasonably incurred by R&P in connection with this appointment, such expenses to be approved in advance. USF acknowledges that it will be responsible for all other expenses in connection with the appointment, including, inter alia, all accountancy, legal and other professional expenses, including legal advice, but in all cases to be approved in advance in writing.

          3.   Indemnification Clause

               USF agrees that it will indemnify and hold harmless R&P, its directors, employees, agents and controlling persons (each being an "Indemnified Party") from and against all losses, claims, damages, liabilities and expenses, joint or several (including all reasonable fees of counsel and other expenses incurred by any Indemnified Party in connection with the preparation for, or defense of, any claim, action or proceeding, whether or not resulting in any liability), to which such Indemnified Party may become subject under any applicable laws or otherwise, related to or arising out of the engagement of R&P, pursuant to this letter. USF will not be liable under the foregoing indemnification provision to the extent that any loss, claim, damage, liability or expense is found to have resulted primarily from R&P's bad faith or gross negligence.

          4.   Termination

               This agreement shall remain in force until further notice. However, USF may terminate the agreement without cause at any time by written notice to R&P. R&P reserves the right to terminate their engagement hereunder at any time and without liability or continuing obligation to USF. Termination of this agreement by any party shall not affect either R&P's indemnification or R&P's right to receive fees if the acquisition of the Process Equipment Division takes place within two years of the termination date of this agreement.

          5.   Governing Law

               This agreement shall in all respects be governed by, and construed and enforced in accordance with the English laws.

          6.   Arbitration Clause

               Any dispute arising with respect to, or in connection with, our engagement shall be finally decided by a panel of three arbitrators in accordance with the Rules of International Arbitration of the Chamber of Commerce of Geneva, it being understood that the chairman of any panel shall be designed directly by the above mentioned Chamber of Commerce and the other two panelists shall be appointed one each by each of the parties. In case an agreement is not reached the appointment of a panelist shall be made by the above Chamber of Commerce. Unless otherwise agreed in writing to by the parties, the arbitrators shall be fluent in English language. The cost of any arbitration will be assessed against the unsuccessful party and the arbitrators will be required to make such cost part of any ruling issued by them.

          Yours faithfully,

          /s/ Richard J. Heckmann

          Richard J. Heckmann


          Accepted as of the date first written above.

          Rossi & Partners Ltd.

          By /s/ Francesco M. Rossi